CONSENT OF GEOSTAT SYSTEMS INTERNATIONAL INC.

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers du Quebec
U.S. Securities and Exchange Commission
Toronto Stock Exchange
American Stock Exchange

Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Michel Dagbert P.Eng., do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for the preparation of the Resource Modeling & estimation update Joanna Gold deposit report prepared for Aurizon Mines Ltd. Dated October 26th , 2007 (the “Technical Report”).

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated September 13, 2007 (the "News Release"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Signed at Blainville, Quebec this 26th day of October, 2007